FORM 4

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address
         Michael W. Johnson
         C/o InfoNow Corporation
         1875 Lawrence Street, Suite 1100
         Denver, CO  80202

2. Issuer Name and Ticker or Trading Symbol
         InfoNow Corporation                    INOW

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
         6/98

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

         Director               X             10% Owner        X
         Officer (Give Title)   X             Other (Specify)

                                 CEO, President
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
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


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


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Common Stock
Option (right                                                                   Common
to buy)             1.45     4/9/98    A                     4/9/98   4/9/08    Stock     4,012           4,012      D
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Common Stock
Option (right                                                                   Common
to buy)             1.45     5/22/98   A                     5/22/98  5/22/08   Stock    29,373          29,373      D
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Common Stock
Option (right                                                                   Common
to buy)             1.45     6/5/98    A                      6/5/98  6/5/08    Stock    73,389          73,389      D
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
Explanation of Responses:



/s/ Michael W. Johnson                                          03/24/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.